Exhibit 21.1

ZP Holdings, Inc.

List of Subsidiaries

Name of Subsidiary	State of Incorporation or Organization
ZP Opco, Inc.	Delaware
Zosano, Inc.	Delaware
ZP Group LLC	Delaware